# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Moleculin Biotech, Inc., CIK 0001659617
CUSIP: 60855D408
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 5300 MEMORIAL DRIVE, SUITE 950, HOUSTON, Texas (TX), 77007
Date of event which requires filing of this statement: 08/19/2026
Filed by CIK 0000938419
Persons authorized to receive notices and communications: Walter V. Klemp, c/o Moleculin Biotech, Inc., 5300 Memorial Drive, Suite 950, Houston, Texas (TX), 77007, (713) 300-5160

## Reporting persons
- KLEMP WALTER V (CIK 0000938419): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 2,070,761; shared voting power 0; sole dispositive power 2,070,761; shared dispositive power 0; aggregate amount beneficially owned 2,070,761 (9.9% of the class)
  Comment: (1) Consists of: (a) 564,340 shares of common stock of the Issuer, par value $0.001 per share ("Common Stock"), held directly by the Reporting Person, Walter V. Klemp ("Mr. Klemp"), (b) 1,250,959 shares of Common Stock underlying Series I Common Stock Purchase Warrants which are currently exercisable (after giving effect to the beneficial ownership limitation described in Item 3), and (c) 254,826 shares of Common Stock underlying options and other warrants that are exercisable within 60 days as of August 19, 2026. Does not include: (a) additional 349,040 shares of Common Stock underlying Series I Common Stock Purchase Warrants that are not currently exercisable (after giving effect to the beneficial ownership limitation described in Item 3), and (b) additional 31,643 shares of Common Stock underlying options and other warrants that are not exercisable within 60 days as of August 19, 2026.
  (2) Consists of 636 shares held directly by AnnaMed, Inc. ("AnnaMed") and indirectly by Mr. Klemp. Mr. Klemp controls AnnaMed, and has sole voting and dispositive power over the shares held by AnnaMed.
  (3) Based on 19,477,380 shares of Common Stock of the Issuer outstanding as of August 6, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026.
- AnnaMed, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 636; shared voting power 0; sole dispositive power 636; shared dispositive power 0; aggregate amount beneficially owned 636 (0.1% of the class)
  Comment: (4) Consists of 636 shares held directly by AnnaMed and indirectly by Mr. Klemp. Mr. Klemp controls AnnaMed, and has sole voting and sole dispositive power over the shares held by AnnaMed.
  (5) Based on 19,477,380 shares of Common Stock of the Issuer outstanding as of August 6, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Moleculin Biotech, Inc.
Address of issuer's principal executive offices: 5300 MEMORIAL DRIVE, SUITE 950, HOUSTON, Texas (TX), 77007

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly by Walter V. Klemp ("Mr. Klemp") and AnnaMed, Inc. ("AnnaMed" and together with Mr. Klemp, the "Reporting Persons").
Residence or business address: The principal business address of Mr. Klemp is c/o Moleculin Biotech, Inc., 5300 Memorial Drive, Suite 950, Houston, TX 77007. The principal business address of AnnaMed is 1973 W. Clay Street, Houston, TX 77019.
Present principal occupation or employment: Mr. Klemp is the Chairman of the Board, Chief Executive Officer and President of the Issuer. AnnaMed is a holding company with no operating business. Its principal business is holding the shares of Common Stock reported herein, which are its only assets. Mr. Klemp is the sole director and sole executive officer of AnnaMed, serving as its Chairman and Chief Executive Officer.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Klemp is a citizen of the United States of America and AnnaMed is a Delaware corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Mr. Klemp acquired the shares of Common Stock and the Common Warrants reported herein pursuant to a public offering by the Issuer, as described in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2026. The offering was made pursuant to a Registration Statement on Form S-1 (File No. 333-297776), which was declared effective on July 31, 2026, and was conducted through Roth Capital Partners, LLC as placement agent. In connection with the offering, Mr. Klemp entered into a Securities Purchase Agreement with the Issuer, pursuant to which Mr. Klemp purchased 533,333 shares of Common Stock and Series I Common Stock Purchase Warrants ("Common Warrants") to purchase up to 1,599,999 shares of Common Stock, at a combined public offering price of $0.75 per one share of Common Stock and three accompanying Common Warrants, for an aggregate purchase price of approximately $399,999.75. The closing of the offering occurred on August 3, 2026. The source of funds for this acquisition was personal funds.

AnnaMed acquired the 636 shares of Common Stock reported herein on August 21, 2015, prior to the Issuer's initial public offering, pursuant to a Rights Transfer Agreement between the Issuer and AnnaMed. The consideration for the issuance was the transfer to the Issuer of FDA Investigational New Drug Application No. 46869 for Annamycin, together with related data and intellectual property rights. No cash consideration was paid by AnnaMed. The 1,431,000 shares originally issued to AnnaMed became 636 shares as a result of the Issuer's 1-for-6 reverse stock split effective February 1, 2021, 1-for-15 reverse stock split effective March 22, 2024, and 1-for-25 reverse stock split effective December 1, 2025.

Each Common Warrant is exercisable into one share of Common Stock at an exercise price of $0.75 per share (subject to adjustment), is exercisable at any time on or after the closing date, and expires on August 3, 2031. The Common Warrants may not be exercised to the extent that, after giving effect to such exercise, Mr. Klemp, together with his affiliates and attribution parties, would beneficially own more than 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. On August 18, 2026, Mr. Klemp delivered notice to the Issuer electing to increase that limitation to 9.99%, which increase becomes effective on October 18, 2026. The Common Warrants also contain an anti-dilution provision that reduces the exercise price (subject to a floor price of $0.21) upon certain issuances of Common Stock or Common Stock equivalents below the then-current exercise price. In the event of certain fundamental transactions, the holder of the Common Warrants will have the right to receive the Black Scholes Value of the Common Warrants, as calculated pursuant to a formula set forth therein.

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 3, 2026, Mr. Klemp purchased 533,333 shares of Common Stock and Common Warrants to purchase up to 1,599,999 shares of Common Stock for investment purposes. Additional information regarding this transaction is provided above in Item 3.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any plan or proposal that would relate to, or result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of the above listed actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Mr. Klemp is the Chairman of the Board, Chief Executive Officer and President of the Issuer. In such capacity, Mr. Klemp may have influence over the corporate activities of the Issuer, including activities that may relate to the matters described in this Item 4. Without limiting the foregoing, on August 24, 2026 the Issuer filed a definitive proxy statement for its 2026 annual meeting of stockholders, which includes proposals relating to the election of directors, an increase in the number of shares reserved for issuance under the Issuer's 2024 Equity Incentive Plan, an amendment to the Issuer's certificate of incorporation to eliminate certain supermajority voting requirements, and an amendment to the Issuer's certificate of incorporation to effect a reverse stock split. Mr. Klemp participated in the Board's consideration and approval of those proposals in his capacity as a director and executive officer of the Issuer. Additionally, Mr. Klemp acquired securities of the Issuer as compensatory equity awards pursuant to the Issuer's equity incentive plans in connection with his service as an employee of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11, and 13 of the cover pages for each Reporting Person and the information set forth in Item 2, Item 3, and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 19,477,380 shares of Common Stock outstanding as of August 6, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026.

As of the date hereof, Mr. Klemp beneficially owns (a) 564,976 shares of Common Stock (of which 564,340 are held directly and 636 are held by AnnaMed, Inc., an entity controlled by Mr. Klemp), (b) 1,250,959 shares of Common Stock underlying the Common Warrants which are currently exercisable (after giving effect to the beneficial ownership limitation described in Item 3), and (c) 254,826 shares of Common Stock underlying options and other warrants that are exercisable within 60 days as of August 19, 2026. Mr. Klemp possesses the sole power to vote and the sole power to direct the disposition of all securities of the Issuer held by him directly. Mr. Klemp possesses the sole power to vote and the sole power to direct the disposition of the shares held by AnnaMed.

As a result of the foregoing, and for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Klemp may be deemed to beneficially own 2,070,761 shares of Common Stock, or 9.87% of the outstanding Common Stock of the Issuer as of the date of this filing, and AnnaMed may be deemed to beneficially own 636 shares of Common Stock, or less than 0.1% of the outstanding Common Stock of the Issuer as of the date of this filing. AnnaMed disclaims beneficial ownership of the securities of the Issuer held directly by Mr. Klemp, and nothing herein shall be deemed an admission that AnnaMed is the beneficial owner of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained in rows 7, 8, 9, 10, 11, and 13 of the cover pages for each Reporting Person and the information set forth in Item 2, Item 3, and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 19,477,380 shares of Common Stock outstanding as of August 6, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026.

As of the date hereof, Mr. Klemp beneficially owns (a) 564,976 shares of Common Stock (of which 564,340 are held directly and 636 are held by AnnaMed, Inc., an entity controlled by Mr. Klemp), (b) 1,250,959 shares of Common Stock underlying the Common Warrants which are currently exercisable (after giving effect to the beneficial ownership limitation described in Item 3), and (c) 254,826 shares of Common Stock underlying options and other warrants that are exercisable within 60 days as of August 19, 2026. Mr. Klemp possesses the sole power to vote and the sole power to direct the disposition of all securities of the Issuer held by him directly. Mr. Klemp possesses the sole power to vote and the sole power to direct the disposition of the shares held by AnnaMed.

As a result of the foregoing, and for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Klemp may be deemed to beneficially own 2,070,761 shares of Common Stock, or 9.87% of the outstanding Common Stock of the Issuer as of the date of this filing, and AnnaMed may be deemed to beneficially own 636 shares of Common Stock, or less than 0.1% of the outstanding Common Stock of the Issuer as of the date of this filing. AnnaMed disclaims beneficial ownership of the securities of the Issuer held directly by Mr. Klemp, and nothing herein shall be deemed an admission that AnnaMed is the beneficial owner of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Transactions in the class effected during the past sixty days:
On August 3, 2026, Mr. Klemp acquired 533,333 shares of Common Stock and Common Warrants to purchase 1,599,999 shares of Common Stock pursuant to the Issuer's public offering at a combined purchase price of $0.75 per one share of Common Stock and three accompanying Common Warrants. Following this transaction, Mr. Klemp directly held 564,340 shares of Common Stock.

Restricted stock units representing 359 shares of Common Stock, which were held by Mr. Klemp, vested on June 22, 2026.

Restricted stock units representing 150 shares of Common Stock, which were held by Mr. Klemp, vested on June 20, 2026.

Except as described herein, during the past sixty (60) days there were no other purchases or sales of Common Stock, or securities convertible into or exchangeable for Common Stock, by the Reporting Persons. AnnaMed effected no transactions in the Common Stock during such period.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer. The information set forth in Item 3 and Item 4 with respect to the Securities Purchase Agreement, the Common Warrants, the beneficial ownership limitation contained therein and Mr. Klemp's notice electing to increase that limitation, the Rights Transfer Agreement, and the Amended and Restated Employment Agreement between the Issuer and Mr. Klemp is incorporated herein by reference. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 hereto. The Reporting Persons are filing this Schedule 13D jointly as a matter of administrative convenience, and neither the filing of this Schedule 13D nor the Joint Filing Agreement shall be construed as an admission that the Reporting Persons constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1.* Joint Filing Agreement, dated as of August 25, 2026, among the Reporting Persons.

2. Form of Securities Purchase Agreement, dated July 31, 2026, by and between Moleculin Biotech, Inc. and Mr. Klemp (incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 3, 2026).

3. Form of Series I Common Stock Purchase Warrant (incorporated herein by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 3, 2026).

4. Amended and Restated Employment Agreement between Moleculin Biotech, Inc. and Walter V. Klemp dated January 4, 2024 (incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 5, 2024).

5. Rights Transfer Agreement, dated August 21, 2015, between Moleculin Biotech, Inc. and AnnaMed, Inc. (incorporated herein by reference to Exhibit 10.2 to the Issuer's Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission on March 22, 2016).

* Filed herewith.

## Signatures
- KLEMP WALTER V: /s/ Walter V. Klemp, Walter V. Klemp (08/25/2026)
- AnnaMed, Inc.: /s/ Walter V. Klemp, Walter V. Klemp/ Chairman and Chief Executive Officer (08/25/2026)